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CUSIP No. 724508-106


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



NAME OF ISSUER:                                PITT-DES MOINES, INC.

TITLE OF CLASS OF SECURITIES:                  Common Stock, No Par Value

CUSIP NUMBER:                                  724508-106

NAME, ADDRESS AND TELEPHONE                    Leonard F.Kolodziej
NUMBER OF PERSON AUTHORIZED TO                 Pitt-Des Moines, Inc.
RECEIVE NOTICES AND COMMUNICATIONS:            3400 Grand Avenue
                                               Pittsburgh, PA 15225
                                               (412) 331-3000

DATE OF EVENT WHICH REQUIRES FILING
OF THIS STATEMENT:                             August 28, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1() for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continaing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 724508-106




1)   Name of Reporting Person                         Mary Melissa Jackson
     SS or IRS Identification No.
     of Above Person                                  ###-##-####


2)   Check the Appropriate Box                 (a)  _________________
     if a Member of a Group
     (See Instructions)                        (b)  _________________


3)   SEC Use Only


4)   Source of Funds*:                         Not applicable


5)   Check box if disclosure of legal
     proceedings is required pursuant
     to Items 2(d) or 2(e)                     Not applicable


6)   Citizenship of place of organization:     U.S.A.


                                           7)  Sole Voting Power

                                                     90,719
                                               ------------------

                                           8)  Shared Voting Power

                                                     21,081
                                               ------------------

                                           9)  Sole Dispositive Power

                                                     90,719
                                               ------------------

                                          10)  Shared Dispositive Power

                                                     21,081
                                               ------------------


11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 111,800


12)  Check if the Aggregate Amount
     in Row 11) Excludes Certain
     Shares*


13)  Percent of Class Represented
     by Amount in Row 11)                              4.8%


14)  Type of Reporting Person*                          IN
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CUSIP No. 724508-106

Item 1.   Securities and Issuer.
          ---------------------

This statement relates to common stock, no par value, of Pitt-Des Moines, Inc. (the "Company"). The Company's principal executive offices are located at 3400 Grand Avenue, Pittsburgh, Pennsylvania 15225.

Item 2.   Identity and Background.
          -----------------------

This statement is filed by Mary Melissa Jackson ("Ms. Jackson"). Ms. Jackson resides at 3233 Wood Duck Lane, Hillsborough, North Carolina 27278.

During the last five years, Ms. Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order against her enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Jackson is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

The shares of common stock of the Company represented by this filing on behalf of Ms. Jackson include shares acquired by her due to her position as trustee or co-trustee of the named trusts involved and shares acquired by her through stock gifts and inheritances.

Item 4.   Purpose of Transaction.
          ----------------------

In November 1993, the Ruth H. Jackson Estate, of which Ms. Jackson is co-trustee, disposed of the remaining 9,610 shares (0.4% of the outstanding stock of the Company) in accordance with Ruth H. Jackson's Will.

In November 1993, the R. H. Jackson Trust, of which Ms. Jackson is trustee, acquired 1,364 shares (0.06% of the outstanding stock of the Company). Ms. Jackson, as beneficiary with shared voting and dispositive power, anticipates that shares held in the trust will be disposed of in accordance with Ruth H. Jackson's Will.

In November 1993, the Ruth H. Jackson Trust, of which Ms. Jackson was co-trustee, acquired 1,365 shares (0.06% of the outstanding stock of the Company). In August 1995, the Ruth H. Jackson Trust removed Ms. Jackson as co-trustee thereby removing her shared voting and dispositive power status of the remaining 21,082 (0.9% of the outstanding stock of the Company) held in the trust.

In November 1993, the Ruth H. Jackson Trust, of which Ms. Jackson was co-trustee, acquired 1,364 shares (0.06% of the outstanding stock of the Company). In August 1995, the Ruth H. Jackson Trust removed Ms. Jackson as co-trustee thereby removing her shared voting and dispositive power status of the remaining 21,081 shares (0.9% of the outstanding stock of the Company) held in the trust.

In January 1994, Ms. Jackson acquired 400 shares (0.02% of the outstanding stock of the Company) through stock gifts.

In May 1994, Ms. Jackson sold 600 shares (0.03% of the outstanding stock of the Company) to a family member.

In January 1995, Ms. Jackson acquired 1,337 shares (0.06% of the outstanding stock of the Company) through stock gifts and inheritances.
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CUSIP No. 724508-106

Ms. Jackson has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, shares from the Estate may be disposed of pursuant to and in accordance with Ruth H. Jackson's Will.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Ms. Jackson has the sole voting and dispositive power over 90,719 shares (3.9% of the outstanding common stock of the Company) owned by her. In addition, Ms. Jackson has the shared voting and dispositive power over 21,081 shares (0.9% of the outstanding common stock of the Company) held in a trust of which she is trustee.

In the aggregate, Ms. Jackson has the beneficial ownership of 111,800 shares (4.8% of the outstanding common stock of the Company).

The above calculations are based upon the number of outstanding shares of the Company's common stock reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

Ms. Jackson is the daughter of W. R. Jackson, Chairman Emeritus and Director of the Company and sister to W. R. Jackson, Jr. and Polly J. Townsend, both Directors of the Company. W. R. Jackson, W. R. Jackson, Jr. and Polly J. Townsend are also principal stockholders of the Company. Such family members disclaim the existence of any agreement or understanding to act as a group with respect to such shares.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

None
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CUSIP No. 724508-106



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1996



By  /s/ Mary Melissa Jackson
    --------------------------
        Mary Melissa Jackson